December 7, 2004

Exhibit 16

Re:

Interactive Multimedia Network, Inc.

Amended Form 8-K

United States Securities and Exchange Commission

Division of Corporation Finance

To Whom It May Concern:

We have read Item 4.01 of Form 8-K/A dated December 6, 2004 of Interactive Multimedia Network, Inc., and are in agreement with the statements contained in Item 4(a) therein.  We have no basis to agree or disagree with the other statements of the registrant contained therein.